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                                       COURTYARD BY MARRIOTT LIMITED PARTNERSHIP

                                 PALM INVESTORS, LLC



AUGUST 3, 1998

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                                 OFFER TO PURCHASE
                  COURTYARD BY MARRIOTT LIMITED PARTNERSHIP UNITS
                                        FOR
                               $85,000 CASH PER UNIT

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        PALM IS NOT AN AFFILIATE OF THE GENERAL PARTNER OR THE PARTNERSHIP.

HOLDERS OF UNITS ("UNITHOLDERS") SHOULD CONSIDER THE FOLLOWING FACTORS:

     - No independent person has been retained to evaluate or render any opinion with respect to the fairness of Palm's offer, and no representation is made as to such fairness or other measures of value that may be relevant to the Limited Partners. We urge you to consult your own financial advisor in connection with Palm's offer.

     - Although Palm cannot predict the future value of the Partnership's assets on a per Unit basis, the Purchase Price could differ significantly from the net proceeds that would be realized from a current sale of the Properties owned by the Partnership or that may be realized upon future liquidation of the Partnership

     - Palm is making the offer with a view to making a profit. Accordingly, there is a conflict between the desire of Palm to acquire your Units at a low price and your desire to sell your Units at a high price. Palm's intention is to acquire the Units at a Purchase Price which will allow Palm to make a profit from its ownership of the Units.

     - Following expiration or termination of the Offer, Palm reserves the right to, at any time, make an additional offer, or offers, for the Partnership's Units at prices different from that of the Offer. By selling your Units pursuant to the Offer, you are giving up the opportunity to participate in any potential future offers for the Partnership's Units made by Palm.

     - The tax consequences of the Offer to a particular Limited Partner may be different from those of other Limited Partners, and we urge you to consult your own tax advisor in connection with the Offer.

     - Unitholders who tender their Units to Palm will be giving up the opportunity to participate in any future potential benefits of ownership of the Units such as distributions, proceeds from the sale or refinancing of the Partnership's Properties, or liquidation of the Partnership.

GENERAL PARTNER'S RECOMMENDATION
     In a letter dated June 8, 1998 the General Partner advised you that it had taken a NEUTRAL position with respect to Palm's offer of $85,000 per Unit.

RECENT PRICES FOR PARTNERSHIP UNITS
     As reported by the General Partner in the Roll-Up documents filed with the Securities and Exchange Commission on December 19, 1997, the weighted average price of Courtyard by Marriott units sold during the twelve months ended November 30, 1997, was $45,635 per unit.

 SEE THE REVERSE SIDE FOR ADDITIONAL INFORMATION WITH RESPECT TO PALM'S OFFER.


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1650 HOTEL CIRCLE NORTH, SUITE 200 - SAN DIEGO, CA 92108 - (800) 891-4105 -
                               FACSIMILE (619) 686-2056


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  In a letter dated December, 29, 1997, Host Marriott Corporation announced the potential consolidation ("Roll-Up") of six limited partnerships, including the Courtyard by Marriott Limited Partnership (the "Partnership"), into a single operating partnership. According to your General Partner, the primary intent of the Roll-Up is to provide limited partners with a liquidity alternative to their ownership of limited partnership units; HOWEVER, ASSUMING APPROVAL OF THE ROLL-UP, THE LIQUIDITY OPTION WILL MOST LIKELY NOT BE AVAILABLE TO THE LIMITED PARTNERS FOR APPROXIMATELY 18-24 MONTHS. UNTIL SUCH TIME, THERE WILL BE NO CASH ALTERNATIVE ASSOCIATED WITH THE ROLL-UP.

CASH ALTERNATIVE TO THE ROLL-UP
     Palm's offer represents a current cash alternative for those investors who are uncomfortable with (i) the time horizon associated with the proposed Roll-Up of the Partnership and (ii) whether or not the Roll-Up will be approved by the Limited Partners.

CASH PAYMENT OF THE PURCHASE AMOUNT
     A cash payment for your Units will be made to you following the Expiration Date and within 5 business days of written notice that Palm has been admitted as a Substitute Limited Partner.

TAX BENEFITS FOR 1998
     Consult your tax advisor with regard to possible tax benefits associated with the Tax Act of 1997.

THE OFFER IS FOR 10 UNITS, REPRESENTING LESS THAN 1 PERCENT OF THE UNITS OUTSTANDING AS OF THE DATE OF THE OFFER. THE OFFER TO PURCHASE IS NOT CONDITIONED UPON THE VALID TENDER OF ANY MINIMUM NUMBER OF UNITS. IF MORE THAN 10 UNITS ARE VALIDLY TENDERED TO PALM, WE WILL ACCEPT UP TO 10 UNITS, ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS IN THE OFFER. YOU MAY TENDER ANY OR ALL UNITS WHICH YOU OWN.

     AN AGREEMENT OF SALE IS ENCLOSED WHICH YOU MUST PROPERLY COMPLETE AND DULY
          EXECUTE IN ACCORDANCE WITH THE INSTRUCTIONS AND RETURN TO PALM.

Palm's offer will expire at 5:00 p.m. Pacific Time on August 14, 1998; however, Palm reserves the right to amend or extend the offer at any time; or terminate the Offer without further notice to the Limited Partners.

Please call us at (800) 891-4105 if you have any questions. Thank you for your consideration of our offer.


                                                             PALM INVESTORS, LLC